

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Eric Wong
Chief Executive Officer
Nova Vision Acquisition Corp.
Room 602, 6/F
168 Queen's Road Central
Central, Hong Kong

> **Re: Nova Vision Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 2, 2021**
> **File No. 333-257124**

Dear Mr. Wong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   Reference is made to the seventh paragraph. Please revise the last sentence to include the right as part of the unit.

Exhibit 4.5, page II-2

2.   Section 9.3 states that the provision does not apply to a cause of action under the Securities Act. Please reconcile this with the first paragraph of the first risk factor on page 39 which states that the provision applies to claims under the Securities Act.

Exhibit 4.6 (Rights Agreement), page II-2

3.   Reference is made to Section 7.3. Please revise to state how the exclusive forum provision applies to actions that may be brought under the federal securities laws. Please also include a risk factor to discuss the exclusive forum provision.

General

4.   We note that the company's principal executive offices are in Hong Kong and that the company intends to direct its efforts to identify a potential business combination target in Asia. Please add risk factor disclosure that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within the PRC and Hong Kong and any other material risks associated with operating in the PRC or entering into a business combination transaction with a company based in the PRC. Refer to CF Disclosure Guidance: Topic No. 10.

     You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance